SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
ON FORM S-8
UNDER
THE SECURITIES ACT OF 1933

## ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE
(State of incorporation)

13-3499319
(I.R.S. employer identification no.)

142 West 57th Street, New York, New York
(Address of principal executive offices)

10019
(Zip code)

## THE ANNTAYLOR, INC. SAVINGS PLAN
(Full title of the plan)

Jocelyn F.L. Barandiarán, Esq.
AnnTaylor Stores Corporation
142 West 57th Street, New York, NY  10019
(212) 541-3226

(Name, address and telephone number, including area code,
of agent for service)

### CALCULATION OF REGISTRATION FEE

| Title of Securities to be Registered | Amount to be Registered | Proposed Offering Price Per Share [1][2] | Proposed Aggregate Offering Price [1][2] | Amount of Registration Fee |
|---|---|---|---|---|
| Common Stock, par value $.0068 per share | 50,000 | $26.60 | $1,330,000 | $333 |

[1]     Estimated pursuant to paragraphs (c) and (h) of Rule 457 under the Securities Act of 1933, as amended (the "Securities Act"), on the basis of the average of the high and low sale prices for a share of Common Stock on the New York Stock Exchange on January 8,2 001, which is within five business days prior to filing.

[2]     Estimated solely for the purpose of calculating the registration fee.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

Pursuant to Instruction E to Form S-8 under the Securities Act of 1933, the contents of the Registrant's previous registration statement on Form S-8 (file number 33-55629) filed with the Securities and Exchange Commission, are hereby incorporated in this Registration Statement by reference.

| Exhibit No. | Description |
| --- | --- |
| 5 | Internal Revenue Service determination letter dated October 29, 1999, stating that the AnnTaylor, Inc. Savings Plan is qualified under Section 401 of the Internal Revenue Code. |
| 23 | Consent of Deloitte & Touche LLP |

## SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10, 2001.

AnnTaylor Stores Corporation

By: /s/ Barry Erdos
    Barry Erdos, Chief Financial Officer

By: /s/ James M. Smith
    James M. Smith, Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

| Signature | Title | Date |
|---|---|---|
| J. Patrick Spainhour | Chairman of the Board, Chief Executive Officer, and Director | January 10, 2001 |
| Patricia DeRosa | President, Chief Operating Officer, and Director | January 10, 2001 |
| Barry Erdos | Executive Vice President, Chief Financial Officer and Treasurer | January 10, 2001 |
| Gerald S. Armstrong | Director | January 10, 2001 |
| James J. Burke, Jr. | Director | January 10, 2001 |
| Wesley E. Cantrell | Director | January 10, 2001 |
| Robert C. Grayson | Director | January 10, 2001 |
| Ronald W. Hovsepian | Director | January 10, 2001 |
| Rochelle B. Lazarus | Director | January 10, 2001 |
| Hanne M. Merriman | Director | January 10, 2001 |

Pursuant to the requirements of the Securities Act of 1933, the persons who administer the Plan have duly caused this registration statement to be signed on behalf of the Plan by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 10, 2001.

AnnTaylor, Inc. Savings Plan
By: Plan Administrative Committee

By:/s/ Gerri Feemster
Name: Gerri Feemster
Title: Authorized Committee Represenatative